JETPACK AVIATION
14218 Aetna Street,
Van Nuys, CA. 91401
(310) 991-5986
www.jetpackaviation.com

BUSINESS

Corporate Background and General Overview

Jetpack Aviation Corporation ("**JPA**") was formed as a Delaware corporation on September 14, 2016, for the purposes of finalizing the development of and commercializing the world's first portable jet-turbine powered jetpack, the JB-10.

First launched in November, 2015 (as the JB-9), the current version, JB-10, is the result of over 40 years of testing and development by two of the world's leading jetpack and rocketbelt experts. Highly controllable and capable of vertical take-off and landing ("**VTOL**"), the JB-10 is world class, cutting edge technology at the forefront of a new sector in the global aviation industry, and is small enough to be carried by the pilot or fit into a car boot, meaning it can be easily transported and deployed. The JB-10 is powered by kerosene or diesel fuel, which is inexpensive and readily available, and can travel at up to 68mph and is expected to reach altitudes in excess of 6,500ft. Further versions of the jetpack are expected to be capable of higher speeds.



THE JB-10 JETPACK

SIZE
width 87.5 cm (35") / height 82.5cm (33") / depth 85cm (34")

WEIGHT
Dry: 44kg (97lbs)
Fuelled: 73kg (161lbs)

ENGINES
Twin turbojets

MAX ALTITUDE
2000m / 6,500ft

FUEL CAPACITY   36 litres (9.5 gallons)

165kg (363lbs) MAX THRUST

Our team has a long track record of working with America's Federal Aviation Authority (FAA) in developing and certifying new parts and systems for the aerospace industry. Our founders are two of the most experienced personal VTOL aircraft entrepreneurs in the world. Nelson Tyler and David Mayman are two of only 14 people to ever fly a rocketbelt, a hydrogen-peroxide powered jetpack that had a flight time of only 30 seconds. Mr. Tyler developed the first civilian Rocketbelt and flew it in the 1970's. His rocketbelt was flown by Bill Suitor at the opening ceremony of the LA Olympic games in 1984 and watched by over 2 billion people.

Significant commercial applications and opportunities for the jetpack and planed range of VTOL aircraft, include recreational use, civilian commercial, government agencies, military use and display teams.

Developmental History

The process of developing JB-10 has been one many years of design, testing and redesign. A Jetpack, by its nature, needs to be very light and compact, have crisp handling but also be stable in all three axes of flight. The engines need to be small, light, powerful and reliable. JPA has experimented with many different engine types over the years, with varying degrees of success.

Our goal has always been to produce the lightest and smallest jetpack possible. As a result, twin turboJet engines were chosen to power the JB-10. The engines are supplied by a specialist jet turbine manufacturer in Europe, however, we have made many modifications to the standard engines and control units in order for them to perform as required for use in the JB-10 jetpack.

We have secured a 2-year exclusive agreement with the company that supplies the Jet engines. The agreement restricts the engine maker from supplying engines to other persons or companies wishing to develop a personal vertical take-off and landing ("VTOL") craft. This agreement may be extended if we demonstrate that we are ordering sufficient engines and will continue to be an important customer in the future.

We also own the tooling to some specific modifications that have been made to the engines allowing them to be used for a jetpack. The design of the airframe is based on Mr. Tyler's earlier experience with rocketbelts, with many changes needed related to the size, weight and shape of the engines as well as control systems and engine management systems. By comparison, a rocketbelt is very simple; it catalyzes hydrogen peroxide fed under pressure into a silver screen catalyst pack. Not a single piece of electronics is needed. The downside is extremely short flight times – the world record flight time is approximately 30 seconds. Due to the jet engines used in the JB-10, it requires sophisticated systems to start and cool the engines, to manage fuel flow and to capture operating information for display to the pilot. All of our technology has been developed by us and is proprietary to the Company.

Most of the initial testing was carried out in Van Nuys, CA – including the early static engine tests and initial on-tether flight tests.

JPA is dedicated to remaining at the forefront of personal VTOL transport and is already working on electrically powered alternatives.

Competition

While we currently are leading its field and have no direct competition, other recreational vehicle or aviation companies such as the manufacturer of light general aviation aircraft and kit aircraft, could copy the JB-10 design, or reverse engineer it to create a competing Jetpack. Also a competing company may develop an aviation device similar to the JB-10 in terms of size and capabilities, but which does not infringe on any of our intellectual property rights. Examples of potential competitors include: the Martin Aircraft Company, Ehang company (personal commuter drone), the DJI drone company, Kitfox Aircraft, Acro Sport, Inc, Glasair Aviation, Lancair International Inc, AeroMobil and AVIC China,

Other aircraft types could be developed to fulfil missions for which we intend to market our range of jetpacks. For example, large autonomous drones or autonomous mini helicopters could be used for search and rescue, surveillance and personnel extraction. At this time, we also have no direct competition in the personal recreational aircraft market. Ultralight helicopters and fixed wing aircraft have been generally available for sometime but no company or person has developed and offered for sale a turbine powered jetpack. The Martin Aircraft Company, a New Zealand based company, is in the process of developing a single engine gasoline powered ducted fan aircraft which it has branded as a jetpack. It is very different in design to our jetpack – it is not powered by jet engines and is much too large and heavy for a person to carry. Notwithstanding the foregoing, the Martin Aircraft may be utilized by some of our prospective customers and therefore compete with our products.

Employees

The Company has no employees other than its sole officer and director, as of the date hereof, but anticipates that it will begin hiring employees in November 2016.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

Jetpack Aviation, Ltd., a Hong Kong corporation, our wholly owned subsidiary, owns the designs and intellectual property related to our jetpack. We have pending patent applications in the United States and before the World Intellectual Property Organization.

Indebtedness

The Company has no indebtedness.

Previous Offerings

The Company previously issued 1,508 shares of common stock under Regulation D of the Securities Act Rules in exchange for $6.63 per share.